FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 13, 2025

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited consolidated financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), float, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces 2024 fiscal year net earnings of $3,874.9 million ($160.56 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2023 net earnings of $4,381.8 million ($173.24 net earnings per diluted share after payment of preferred share dividends). Book value per basic share at December 31, 2024 was $1,059.60 compared to $939.65 at December 31, 2023 (an increase of 14.5% adjusted for the $15 per common share dividend paid in the first quarter of 2024).

"2024 produced record underwriting profit of $1.8 billion and a consolidated combined ratio of 92.7%. Our property and casualty insurance and reinsurance operations achieved record adjusted operating income of $4.8 billion and operating income of $6.5 billion including the benefit of discounting, net of a risk adjustment on claims, reflecting strong underwriting performance and interest and dividends, and continued favourable results from share of profit of associates. Gross premiums written grew by 12.6% or $3.6 billion to $32.5 billion and net premiums written grew by 11.6%, primarily reflecting the acquisition of Gulf Insurance in 2023, which added $2.7 billion in gross premiums written and $1.6 billion in net premiums written. Excluding Gulf Insurance gross premiums written were up 3.1% and net premiums written were up 4.5%.

"Our net gains on investments of $1.1 billion were principally comprised of net gains on common stocks of $1.9 billion, partially offset by mark to market net losses on bonds of $0.7 billion, and our annual interest and dividend income increased to $2.5 billion.

"Our book value per basic share included a net loss of $477 million, or $22 per share, in comprehensive income related to unrealized foreign currency losses net of hedges due to the significant strengthening of the U.S. dollar against many currencies around the world, primarily in the fourth quarter of 2024. We view these unrealized foreign currency movements as market fluctuations similar to unrealized gains or losses on our equity holdings.

"During the year we purchased 1,346,953 subordinate voting shares for cancellation for cash consideration of approximately $1.6 billion, or $1,179 per share.

"We remain focused on being soundly financed and ended 2024 in a strong financial position with $2.5 billion in cash, marketable securities and investments in the holding company, and an additional $2.0 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company," said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2024	2023	2024	2023
	($ millions)
Gross premiums written	7,548.7	6,639.3	32,825.4	29,092.5
Net premiums written	5,923.0	5,161.5	25,607.4	22,903.6
Net insurance revenue	6,329.3	5,680.9	24,866.4	21,957.4

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	301.2	265.7	1,101.1	977.1
Global Insurers and Reinsurers	1,026.1	714.7	3,037.4	2,828.0
International Insurers and Reinsurers	144.1	100.9	463.6	330.8
Insurance service result	1,471.4	1,081.3	4,602.1	4,135.9
Other insurance operating expenses	(292.1)	(246.8)	(1,038.1)	(822.1)
	1,179.3	834.5	3,564.0	3,313.8
Interest and dividends	632.8	482.1	2,224.6	1,654.7
Share of profit of associates	236.7	153.4	745.1	761.6
Operating income - Property and Casualty Insurance and Reinsurance	2,048.8	1,470.0	6,533.7	5,730.1
Operating loss - Life insurance and Run-off	(108.8)	(187.3)	(92.1)	(144.6)
Operating income (loss) - Non-insurance companies	150.1	(40.3)	241.4	121.9
Net finance income (expense) from insurance contracts and reinsurance contract assets held	203.4	(1,010.3)	(1,279.9)	(1,605.6)
Net gains (losses) on investments	(403.2)	1,464.4	1,067.2	1,949.5
Gain on sale and consolidation of insurance subsidiaries	—	290.7	—	549.8
Interest expense	(172.7)	(130.5)	(649.0)	(510.0)
Corporate overhead and other	(40.4)	(153.4)	(182.8)	(182.8)
Earnings before income taxes	1,677.2	1,703.3	5,638.5	5,908.3
Provision for income taxes	(359.3)	(28.5)	(1,375.6)	(813.4)
Net earnings	1,317.9	1,674.8	4,262.9	5,094.9

Attributable to:
Shareholders of Fairfax	1,152.2	1,328.5	3,874.9	4,381.8
Non-controlling interests	165.7	346.3	388.0	713.1
	1,317.9	1,674.8	4,262.9	5,094.9
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other.

	Fourth quarter		Year ended December 31,
Property and Casualty Insurance and Reinsurance	2024	2023	2024	2023
	($ millions)
Insurance service result	1,471.4	1,081.3	4,602.1	4,135.9
Other insurance operating expenses	(292.1)	(246.8)	(1,038.1)	(822.1)
Discounting of losses and ceded losses on claims recorded in the period	(399.6)	(393.7)	(1,667.5)	(1,813.6)
Changes in the risk adjustment and other	(121.4)	138.5	(105.1)	22.0
Underwriting profit	658.3	579.3	1,791.4	1,522.2
Interest and dividends	632.8	482.1	2,224.6	1,654.7
Share of profit of associates	236.7	153.4	745.1	761.6
Adjusted operating income	1,527.8	1,214.8	4,761.1	3,938.5

Highlights for fiscal year 2024 (with comparisons to fiscal year 2023 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 11.6% to a record $25.3 billion from $22.7 billion, while gross premiums written increased by 12.6%, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 which contributed $1.6 billion to net premiums written and $2.7 billion to gross premiums written in 2024, and continued growth across most operating companies.
•The consolidated undiscounted combined ratio of the property and casualty insurance and reinsurance operations improved to 92.7%, producing a record underwriting profit of $1,791.4 million, while absorbing higher catastrophe losses of $1,099.3 million (representing 4.5 combined ratio points), compared to an undiscounted combined ratio of 93.2% and an underwriting profit of $1,522.2 million in 2023. The increase in underwriting profitability reflected growth in business volumes and higher net favourable prior year reserve development, with a benefit of $593.6 million or 2.4 combined ratio points (2023 - $309.6 million or 1.4 combined ratio points).
•Adjusted operating income (which excludes the benefit of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations increased by 20.9% to a record $4,761.1 million from $3,938.5 million, reflecting the best year in the company's history for both underwriting profit and interest and dividends, and continued strong results from share of profit of associates.
•The consolidated statement of earnings included a net loss of $529.9 million (2023 – a net benefit of $496.0 million) reflecting the effects of increases in discount rates during the year, which was comprised of net losses on bonds of $731.3 million, partially offset by a net benefit on insurance contracts and reinsurance contracts held of $201.4 million. Of the $529.9 million net loss in 2024, $437.7 million was incurred in the fourth quarter (2023 – a net benefit of $326.7 million).
•Float of the property and casualty insurance and reinsurance operations increased by 5.9% to $35.4 billion at December 31, 2024 from $33.4 billion at December 31, 2023.
•Operating loss of the Life insurance and Run-off operations was $92.1 million compared to an operating loss of $144.6 million in 2023, principally reflecting lower net adverse prior year reserve development at Run-off of $221.1 million in 2024 (2023 - $259.4 million) on an undiscounted basis, primarily related to latent hazard claims, construction defects and workers' compensation.
•Consolidated interest and dividends increased significantly from $1,896.2 million to a record $2,511.9 million (comprised of interest and dividends of $2,224.6 million (2023 - $1,654.7 million) earned by the investment portfolios of the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At December 31, 2024 the company's insurance and reinsurance companies held portfolio investments of $62.9 billion (excluding Fairfax India's portfolio of $1.9 billion), of which $7.6 billion was in cash and short term investments representing 12.1% of those portfolio investments.
•Consolidated share of profit of associates of $956.3 million (comprised of $745.1 million earned in the property and casualty insurance and reinsurance operations investment portfolio, with the remainder earned in life insurance and run-off, non-insurance companies and corporate and other), principally reflected share of profit of $515.0 million from Eurobank, $212.6 million from Poseidon (formerly Atlas) and $57.0 million from Peak Achievement (principally reflecting its sale of Rawlings Sporting Goods), partially offset by share of loss of $72.7 million from Sanmar Chemicals Group.

•Net gains on investments of $1,067.2 million (net losses on investments of $403.2 million in the fourth quarter) consisted of the following:

	Fourth quarter of 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	858.9	24.7	883.6
Bonds	(142.3)	(908.0)	(1,050.3)
Other	293.6	(530.1)	(236.5)
	1,010.2	(1,413.4)	(403.2)

	Year ended December 31, 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	1,508.8	350.2	1,859.0
Bonds	(106.5)	(624.8)	(731.3)
Other	148.7	(209.2)	(60.5)
	1,551.0	(483.8)	1,067.2

•Net gains on equity exposures of $1,859.0 million in 2024 was primarily comprised of net gains on common stocks and equity derivatives, a realized gain on the disposition of Stelco of $343.7 million and a remeasurement gain on consolidation of Peak Achievement of $203.4 million.
The company recorded net gains of $1,033.5 million (fourth quarter of 2024 - $341.9 million) on equity total return swaps on Fairfax subordinate voting shares. During the fourth quarter of 2024 the company closed out derivative contracts on 203,800 Fairfax subordinate voting shares with an original notional amount of $68.5 million (Cdn$88.9 million). At December 31, 2024 the company continued to hold equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 million (Cdn$846.1 million) or $377.19 (Cdn$480.62) per share.
Net losses on bonds of $731.3 million primarily reflected net unrealized losses on U.S. treasuries and U.S. treasury bond forward contracts, Brazilian government bonds and corporate and other bonds, principally due to the increase in interest rates in the fourth quarter of 2024.
Net losses on other of $60.5 million principally reflected unrealized losses of $154.3 million on the company's holdings of Digit compulsory convertible preferred shares, which was partially offset by dividends received in the fourth quarter of 2024 of $112.3 million that were recorded within interest and dividends in the consolidated statement of earnings.
•The company's fixed income portfolio is conservatively positioned with effectively 71% of the fixed income portfolio invested in government bonds, 19% in high quality corporate bonds, primarily short-dated, and 10% in first mortgage loans.
•Interest expense of $649.0 million (inclusive of $55.7 million on leases) was primarily comprised (other than leases) of $456.6 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $136.7 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•Provision for income taxes of $1,375.6 million with an effective tax rate of 24.4% increased from $813.4 million with an effective tax rate of 13.8% in 2023, principally reflecting lower benefit from the tax rate differential on income and losses outside Canada including the effects of new Pillar Two global minimum taxes, lower non-taxable investment income and changes to capital gains tax rates in India that increased deferred income tax expense. The provision for income taxes in 2023 also reflected a benefit for the change in tax rate for deferred income taxes primarily related to deferred income tax assets recognized as a result of new tax laws in Bermuda.

•On December 13, 2024 the company purchased the remaining shares of Brit from Brit's minority shareholder, increasing the company's ownership interest in Brit from 86.2% to 100.0%.
•During the fourth quarter of 2024 the company completed two significant acquisitions and commenced consolidating each entity in its Non-insurance companies reporting segment at the respective acquisition dates:
◦On October 1, 2024 the company acquired all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of $880.6 million (Cdn$1.2 billion). Sleep Country is a specialty sleep retailer with a national retail store network and multiple e-commerce platforms.
◦On December 20, 2024 the company increased its equity interest in Peak Achievement Athletics Inc. ("Peak Achievement") to 100.0% by acquiring the 42.6% equity interest owned by Sagard Holdings Inc. and the 14.8% equity interest owned by other minority shareholders for purchase consideration of $765.0 million. The company was required to remeasure its existing equity accounted investment in Peak Achievement to its fair value of $325.7 million upon consolidation and recorded a pre-tax gain of $203.4 million in net gains on investments in the consolidated statement of earnings, which reflected Peak Achievement being now carried at approximately 8.5 times free cash flow. Peak Achievement is engaged in the design, manufacture and distribution of performance sports equipment and related apparel and accessories for ice hockey, roller hockey and lacrosse, under brands such as Bauer Hockey, Cascade Lacrosse and Maverik Lacrosse.
◦These and other smaller acquisitions resulted in an increase to goodwill and intangible assets of $2.3 billion and to non-recourse debt of $1.2 billion during the year.
•The excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries increased to $1,480.5 million at December 31, 2024 from $1,006.0 million at December 31, 2023, with $396.6 million of that increase related to publicly traded Eurobank. The excess of fair value over carrying value at December 31, 2024 no longer includes an unrealized gain of $351.9 million on Stelco as it was realized in the fourth quarter of 2024. Subsequent to December 31, 2024, on January 23, 2025 the company sold 80.0 million shares or an approximate 2.2% equity interest in Eurobank for gross proceeds of $190.8 million (€183.5 million, that was received by the holding company), which decreased the company's equity interest to 32.3% and will result in the recognition of a realized gain of approximately $40 million in the consolidated statement of earnings in the first quarter of 2025. The sale was a mandatory technical adjustment to the company’s significant equity interest in Eurobank and does not reflect in any way the company's view on Eurobank’s valuation or long-term prospects.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 24.8% at December 31, 2024 from 23.1% at December 31, 2023, primarily reflecting increased total debt (principally the issuance of $1.0 billion principal amount of senior notes due 2054), partially offset by increased common shareholders' equity.
•On November 22, 2024 the company completed an offering of aggregate Cdn$700.0 million principal amount of unsecured senior notes, comprising Cdn$450 million of 4.73% unsecured senior notes due 2034 and Cdn$250 million of 5.23% unsecured senior notes due 2054. A portion of the aggregate net proceeds were used to redeem all of the company's Series C and Series D preferred shares on December 31, 2024.
•During 2024 the company purchased 207,974 of its subordinate voting shares for treasury at a cost of $240.4 million and 1,346,953 subordinate voting shares for cancellation at a cost $1,588.4 million, or $1,179.24 per share.

•Subsequent to December 31, 2024:
◦On January 1, 2025 the company acquired a 50.0% equity interest in Blizzard Vacatia Equity Partners LLC ("Blizzard Vacatia"). The company's total cash investment of $835.0 million was principally comprised of a senior secured loan, preferred shares and a mortgage-backed loan. Blizzard Vacatia, through its subsidiaries, is engaged in the development, sales, marketing and rental of timeshare resorts.
◦During the fourth quarter of 2024 the company entered into an agreement to purchase an approximate 33% equity interest in Albingia SA ("Albingia") for purchase consideration of approximately $216 million (€209 million). Closing of the transaction is subject to regulatory approvals and is expected to be in the second quarter of 2025. Albingia is a French insurance company that writes specialty property and casualty insurance.
At December 31, 2024 there were 21,668,466 (December 31, 2023 - 23,003,248) common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio, prior year reserve development and catastrophe loss information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its 2024 year-end results at 8:30 a.m. Eastern time on Friday February 14, 2025. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, February 28, 2025. The replay may be accessed at 1 (888) 325-4187 (Canada or U.S.) or 1 (203) 369-3403 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2024 and December 31, 2023
(US$ millions except per share amounts)

	December 31, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $193.6; December 31, 2023 – $197.7)	2,502.7	1,781.6
Insurance contract receivables	780.4	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,240.7; December 31, 2023 – $637.0)	7,620.5	7,165.6
Bonds (cost $37,852.9; December 31, 2023 – $36,511.9)	37,390.3	36,850.8
Preferred stocks (cost $944.6; December 31, 2023 – $898.3)	2,365.0	2,447.4
Common stocks (cost $7,116.1; December 31, 2023 – $6,577.2)	7,464.2	6,903.4
Investments in associates (fair value $8,144.8; December 31, 2023 – $7,553.2)	7,153.3	6,607.6
Derivatives and other invested assets (cost $903.9; December 31, 2023 – $952.0)	1,159.7	1,025.3
Assets pledged for derivative obligations (cost $154.8; December 31, 2023 – $137.7)	150.8	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,163.3; December 31, 2023 – $3,507.6)	1,916.6	2,282.7
	65,220.4	63,422.1

Reinsurance contract assets held	10,682.6	10,887.7
Deferred income tax assets	325.0	301.1
Goodwill and intangible assets	8,278.2	6,376.3
Other assets	8,988.0	8,290.2
Total assets	96,777.3	91,985.1

Liabilities
Accounts payable and accrued liabilities	6,078.3	5,487.2
Derivative obligations	356.9	444.9
Deferred income tax liabilities	1,714.0	1,250.3
Insurance contract payables	923.0	1,206.9
Insurance contract liabilities	47,602.2	46,171.4
Borrowings – holding company and insurance and reinsurance companies	8,858.2	7,824.5
Borrowings – non-insurance companies	2,895.5	1,899.0
Total liabilities	68,428.1	64,284.2

Equity
Common shareholders’ equity	22,959.8	21,615.0
Preferred stock	1,108.2	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	24,068.0	22,950.5
Non-controlling interests	4,281.2	4,750.4
Total equity	28,349.2	27,700.9
	96,777.3	91,985.1

Book value per basic share	$1,059.60	$939.65

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the fourth quarters and years ended December 31, 2024 and 2023
(US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2024	2023	2024	2023
Insurance
Insurance revenue	7,744.2	6,901.8	31,064.1	26,934.8
Insurance service expenses	(5,834.3)	(6,022.7)	(24,866.8)	(21,944.1)
Net insurance result	1,909.9	879.1	6,197.3	4,990.7
Cost of reinsurance	(1,414.9)	(1,220.9)	(6,197.7)	(4,977.4)
Recoveries of insurance service expenses	848.0	1,258.0	4,453.2	3,943.7
Net reinsurance result	(566.9)	37.1	(1,744.5)	(1,033.7)
Insurance service result	1,343.0	916.2	4,452.8	3,957.0
Other insurance operating expenses	(329.2)	(307.6)	(1,182.9)	(966.4)
Net finance income (expense) from insurance contracts	261.0	(1,318.9)	(1,754.9)	(2,152.7)
Net finance income (expense) from reinsurance contract assets held	(57.6)	308.6	475.0	547.1
	1,217.2	(401.7)	1,990.0	1,385.0
Investment income
Interest and dividends	698.2	536.6	2,511.9	1,896.2
Share of profit of associates	347.0	127.7	956.3	1,022.2
Net gains (losses) on investments	(403.2)	1,464.4	1,067.2	1,949.5
	642.0	2,128.7	4,535.4	4,867.9
Other revenue and expenses
Non-insurance revenue	2,010.1	1,752.0	6,682.8	6,614.5
Non-insurance expenses	(1,903.2)	(1,777.7)	(6,470.5)	(6,568.7)
Gain on sale and consolidation of insurance subsidiaries	—	290.7	—	549.8
Interest expense	(172.7)	(130.5)	(649.0)	(510.0)
Corporate and other expenses	(116.2)	(158.2)	(450.2)	(430.2)
	(182.0)	(23.7)	(886.9)	(344.6)
Earnings before income taxes	1,677.2	1,703.3	5,638.5	5,908.3
Provision for income taxes	(359.3)	(28.5)	(1,375.6)	(813.4)
Net earnings	1,317.9	1,674.8	4,262.9	5,094.9

Attributable to:
Shareholders of Fairfax	1,152.2	1,328.5	3,874.9	4,381.8
Non-controlling interests	165.7	346.3	388.0	713.1
	1,317.9	1,674.8	4,262.9	5,094.9

Net earnings per share	$54.46	$57.02	$173.41	$186.87
Net earnings per diluted share	$50.42	$52.87	$160.56	$173.24
Cash dividends paid per share	$—	$—	$15.00	$10.00
Shares outstanding (000) (weighted average)	21,928	23,076	22,373	23,183

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fourth quarters and years ended December 31, 2024 and 2023
(US$ millions)

	Fourth quarter		Year ended December 31,
	2024	2023	2024	2023

Net earnings	1,317.9	1,674.8	4,262.9	5,094.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(500.4)	123.0	(652.5)	(39.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	123.3	(52.1)	173.9	(56.6)
Gains (losses) on hedge of net investment in European operations	60.0	(34.2)	51.5	(27.8)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	(202.4)	97.3	(135.3)	30.5
Other	(1.1)	(7.2)	(6.3)	0.3
	(520.6)	126.8	(568.7)	(93.2)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	1.9
Net unrealized foreign currency translation losses on associates reclassified to net earnings	6.3	19.8	6.5	18.2
	(514.3)	146.6	(562.2)	(73.1)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	17.0	(46.8)	44.3	(32.9)
Share of net losses on defined benefit plans of associates	(0.5)	(1.1)	(1.6)	(5.1)
Other	9.6	7.2	21.1	28.2
	26.1	(40.7)	63.8	(9.8)

Other comprehensive income (loss), net of income taxes	(488.2)	105.9	(498.4)	(82.9)
Comprehensive income	829.7	1,780.7	3,764.5	5,012.0

Attributable to:
Shareholders of Fairfax	724.4	1,436.3	3,455.3	4,353.4
Non-controlling interests	105.3	344.4	309.2	658.6
	829.7	1,780.7	3,764.5	5,012.0

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2024 and 2023 were as follows:

Gross Premiums Written	Fourth quarter		Year ended December 31,		% change year-over-year
	2024	2023	2024	2023	Fourth quarter	Full year
Northbridge	613.6	623.7	2,511.4	2,442.2	(1.6)%	2.8%
Crum & Forster	1,282.6	1,296.1	5,625.9	5,217.5	(1.0)%	7.8%
Zenith National	154.6	149.1	729.6	738.3	3.7%	(1.2)%
North American Insurers	2,050.8	2,068.9	8,866.9	8,398.0	(0.9)%	5.6%

Allied World	1,452.4	1,461.5	7,149.8	6,840.5	(0.6)%	4.5%
Odyssey Group	1,562.1	1,314.6	6,245.5	6,332.6	18.8%	(1.4)%
Brit(1)	915.9	799.3	3,759.7	3,731.7	14.6%	0.8%
Global Insurers and Reinsurers	3,930.4	3,575.4	17,155.0	16,904.8	9.9%	1.5%

International Insurers and Reinsurers(2)	1,458.7	934.8	6,505.5	3,587.3	56.0%	81.3%

Property and casualty insurance and reinsurance(2)	7,439.9	6,579.1	32,527.4	28,890.1	13.1%	12.6%

Net Premiums Written	Fourth quarter		Year ended December 31,		% change year-over-year
	2024	2023	2024	2023	Fourth quarter	Full year
Northbridge	552.5	557.0	2,226.3	2,145.4	(0.8)%	3.8%
Crum & Forster	944.1	937.3	4,233.7	3,902.3	0.7%	8.5%
Zenith National	158.7	153.5	741.6	755.1	3.4%	(1.8)%
North American Insurers	1,655.3	1,647.8	7,201.6	6,802.8	0.5%	5.9%

Allied World	929.3	960.8	5,049.1	4,839.5	(3.3)%	4.3%
Odyssey Group	1,460.2	1,162.5	5,895.0	5,740.6	25.6%	2.7%
Brit(1)	787.7	686.7	3,156.8	2,982.7	14.7%	5.8%
Global Insurers and Reinsurers	3,177.2	2,810.0	14,100.9	13,562.8	13.1%	4.0%

International Insurers and Reinsurers(2)	991.8	645.9	4,033.1	2,329.8	53.6%	73.1%

Property and casualty insurance and reinsurance(2)	5,824.3	5,103.7	25,335.6	22,695.4	14.1%	11.6%

Combined Ratios	Undiscounted				Discounted
	Fourth quarter		Year ended December 31,		Fourth quarter		Year ended December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	83.3%	91.5%	89.3%	91.1%	81.7%	82.2%	82.2%	80.8%
Crum & Forster	92.6%	95.9%	95.0%	97.7%	82.6%	87.0%	85.9%	88.2%
Zenith National	101.8%	87.0%	99.1%	93.8%	98.4%	82.9%	90.8%	85.6%
North American Insurers	90.8%	93.6%	93.7%	95.2%	83.9%	85.2%	85.3%	85.7%

Allied World	83.4%	86.1%	89.1%	89.5%	72.7%	74.1%	77.5%	74.1%
Odyssey Group	85.3%	88.1%	91.2%	93.4%	58.4%	79.8%	76.2%	81.7%
Brit(1)	97.2%	88.3%	93.6%	91.9%	81.9%	80.0%	75.6%	76.6%
Global Insurers and Reinsurers	87.3%	87.5%	91.0%	91.7%	69.7%	77.6%	76.6%	77.7%

International Insurers and Reinsurers	95.5%	93.4%	97.3%	95.9%	85.9%	84.6%	89.1%	85.5%

Property and casualty insurance and reinsurance	89.5%	89.9%	92.7%	93.2%	76.6%	80.8%	81.4%	81.0%

(1)    Excluding Ki Insurance, gross premiums written increased by 17.4% and 3.7% in the fourth quarter and full year of 2024 and net premiums written increased by 14.0% and 4.7% in the fourth quarter and full year of 2024. Excluding Ki Insurance, the undiscounted combined ratios were 94.2% and 92.2% in the fourth quarter and full year of 2024 and 88.4% and 91.7% in the fourth quarter and full year of 2023 (discounted combined ratios of 80.0% and 73.3% in the fourth quarter and full year of 2024 and 79.4% and 75.2% in the fourth quarter and full year of 2023).
(2)    Excluding Gulf Insurance's gross premiums written of $492.5 million and $2,736.3 million in the fourth quarter and full year of 2024 and net premiums written of $335.4 million and $1,613.7 million in the fourth quarter and full year of 2024, gross premiums written in the International Insurers and Reinsurers reporting segment increased by 3.4% and 5.1% in the fourth quarter and full year of 2024 and net premiums written increased by 1.6% and 3.8% in the fourth quarter and full year of 2024, while gross premiums written for the property and casualty insurance and reinsurance operations increased by 5.6% and 3.1% in the fourth quarter and full year of 2024 and net premiums written increased by 7.5% and 4.5% in the fourth quarter and full year of 2024.

Prior year reserve development and current period catastrophe losses, both on undiscounted basis, of the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2024 and 2023 were as follows:
Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2024	2023	2024	2023
Northbridge	(33.5)	(29.0)	(58.1)	(75.9)
Crum & Forster	(0.2)	(0.1)	(0.8)	(0.5)
Zenith National	(13.2)	(19.7)	(42.1)	(50.8)
North American Insurers	(46.9)	(48.8)	(101.0)	(127.2)

Allied World	(20.9)	1.4	(22.2)	—
Odyssey Group	(156.4)	(86.1)	(207.4)	(78.6)
Brit	(16.2)	(2.8)	(27.8)	(3.0)
Global Insurers and Reinsurers	(193.5)	(87.5)	(257.4)	(81.6)

International Insurers and Reinsurers	(61.0)	(15.4)	(235.2)	(100.8)

Property and casualty insurance and reinsurance	(301.4)	(151.7)	(593.6)	(309.6)

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2024		2023		2024		2023
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
Hurricane Milton	235.3	3.8	—	—	235.3	1.0	—	—
Hurricane Helene	68.9	1.1	—	—	174.0	0.7	—	—
Canadian events(3)	10.0	0.2	—	—	142.1	0.6	—	—
Dubai floods	17.8	0.3	—	—	89.1	0.4	—	—
Hawaii wildfires	—	—	3.3	0.1	—	—	183.6	0.8
Turkey earthquake	—	—	1.2	—	—	—	113.0	0.5
Italy hailstorms	—	—	30.8	0.5	—	—	47.2	0.2
Other	67.2	1.0	146.6	2.6	458.8	1.8	553.5	2.5
Total catastrophe losses	399.2	6.4	181.9	3.2	1,099.3	4.5	897.3	4.0
(1)    Net of reinstatement premiums.
(2)    Expressed in combined ratio points.
(3)    Comprised of the Calgary hailstorm, flooding in Ontario and Quebec and the Jasper wildfire.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue. Net insurance revenue is calculated as insurance revenue less cost of reinsurance, both as presented in the company's consolidated statements of earnings.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting and risk adjustment from insurance contract liabilities and reinsurance contract assets held.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2024 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	December 31, 2024			December 31, 2023
	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	11,753.7	2,895.5	8,858.2	9,723.5	1,899.0	7,824.5
Total equity	28,349.2	1,541.0	26,808.2	27,700.9	1,634.6	26,066.3
Total capital	40,102.9		35,666.4	37,424.4		33,890.8

Total debt to total capital ratio	29.3%		24.8%	26.0%		23.1%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in 2024).
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at December 31, 2024 were $7,394.9 and $6,615.9 (December 31, 2023 - $6,825.9 and $6,221.7), which are the IFRS fair values and carrying values included in the company's information on consolidated balance sheets as at December 31, 2024 and December 31, 2023. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's information on consolidated balance sheets as at December 31, 2024 and December 31, 2023.